Direct Dial: +1.602.528.4134

ghall@ssd.com

December 6, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Medistem Laboratories, Inc. (the “Company”)
Registration Statement on Form SB-2 (the “S-2”)
SEC File No. 333-137493

Ladies and Gentlemen:

We hereby request acceleration of the effective date of the SB-2 to 4:30 p.m., Eastern Standard Time, on Wednesday, December 7, 2006, or as soon thereafter as is practicable.

In connection with this request for acceleration of the effective date of its Registration Statement, the Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any inquiries or comments to the Company’s outside legal counsel, Gregory R. Hall, at (602) 528-4134. Mr. Hall’s fax number is (602) 253-8129.

Securities and Exchange Commission

December 6, 2006

Please direct any inquiries or comments to the undersigned at (602) 528-4134. My fax number is (602) 253-8129.

Sincerely,

/s/ Steve Rivers

Steve Rivers

GRH/sgh

Enclosures